FOR IMMEDIATE RELEASE:	November 6, 2012	PR 12-24

Development Drilling at Pinson Returns 60 feet of 1.38 oz/ton Au

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/OTCQB:ATNAF) is pleased to provide initial results of development drilling at its Pinson Mine near Winnemucca, Nevada. Underground ore stope definition drilling commenced in early October with one reverse circulation rotary drill. Drilling is focused on the definition of individual mine stopes to maximize ore extraction, minimize dilution, and optimize ore zone access.

Highlights from the drill results include:

•	45 feet (13.7 m) grading 0.583 oz/ton gold (20.0 g/t gold) in hole PRC-12-004
•	60 feet (18.3 m) grading 1.382 oz/ton gold (47.4 g/t gold) in hole PRC-12-006
•	35 feet (10.7 m) grading 0.879 oz/ton gold (30.1 g/t gold) in hole PRC-12-008

“These initial drill results confirm the continuity and high grade of the upper Ogee zone where we are developing the mine’s first oxide ore stopes. Development drilling will be central to the design and engineering of the safest and most efficient ore stopes; minimizing costs while maximizing gold recovery, grade, cash-flow and profitability of the project. Two ore stopes are now developed and two additional stoping areas are under development. Ore is being stockpiled on the surface and the first shipments are expected to occur in December.” states Atna’s President & CEO, James Hesketh.

Significant drill hole results are shown in the table below. The development drill holes were collared within the oxide bulk sample stope and were designed to evaluate the upper margins and internal continuity of the upper Ogee gold zone both along strike and dip. Holes were completed principally down the plunge of the karst breccia-hosted mineralized zone and therefore the intercept lengths do not represent true widths of mineralization. To better understand the results, readers are urged to view the expanded version of this release available on the Company’s web site at www.atna.com which includes a long section and cross section displaying the drilling results in more detail.

Hole ID	From-feet (m)	To-feet (m)	Length-feet (m)*	oz/ton Au (g/t Au)
PRC-12-001	80 (24.4)	90 (27.4)	10 (3.0)	0.412 (14.1)
PRC-12-002	85 (25.9)	100 (30.5)	15 (4.6)	0.458 (15.7)
PRC-12-003	60 (18.3)	80 (24.4)	20 (6.1)	0.205 (7.0)
PRC-12-004	35 (10.7)	80 (24.4)	45 (13.7)	0.583 (20.0)
PRC-12-005	75 (22.9)	90 (27.4)	15 (4.6)	0.337 (11.6)
PRC-12-006	5 (1.5)	65 (19.8)	60 (18.3)	1.382 (47.4)
PRC-12-007	0 (0)	10 (3.0)	10 (3.0)	0.595 (20.4)
PRC-12-007	45 (13.7)	55 (16.8)	10 (3.0)	0.251 (8.6)
PRC-12-008	15 (4.6)	50 (15.2)	35 (10.7)	0.879 (30.1)
PRC-12-009	0 (0)	5 (1.5)	5 (1.5)	0.243 (8.3)
PRC-12-010	0 (0)	15 (4.6)	15 (4.6)	0.148 (5.1)
PRC-12-011	15 (4.6)	35 (10.7)	20 (6.1)	0.919 (31.5)
PRC-12-017				ASSAYS PENDING
PRC-12-018				ASSAYS PENDING
PRC-12-019				ASSAYS PENDING
PRC-12-020	0 (0)	30 (9.1)	30 (9.1)	0.328 (11.2)
PRC-12-021	0 (0)	25 (7.6)	25 (7.6)	0.425 (14.6)

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an independent, ISO certified, analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control (QA/QC) program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration, a Licensed Geologist and Qualified Person, as defined in NI 43-101, and has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Pinson Gold Mine, please visit our website at www.atna.com or our filings with Canadian securities regulators on SEDAR or U.S. regulators on EDGAR.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Pinson Mine. Forward-looking statements are statements that are not historical facts. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production, deposit modeling, development, future operating costs or profitability at the Pinson Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2011 Form 20-F dated March 26, 2012.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured”, “indicated”, “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com